RE Investment Corporation and Subsidiary

(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2016 and 2015

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statement of financial condition of RE Investment Corporation and Subsidiary as of December 31, 2016, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit. The financial statements of RE Investment Corporation and Subsidiary as of December 31, 2015, were audited by other auditors whose report dated February 23, 2016, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2016 financial statements referred to above present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 24, 2017

A member of
Nexia
International

3

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2016	2015
Assets		
Cash and cash equivalents	$ 8,436,909	$ 15,130,411
Investments in Homestead Funds, at fair value	909,411	804,477
Accounts receivable	103,654	53,238
Due from Homestead Funds	2,176,097	1,998,097
Due from NRECA	10,509,245	-
Prepaid expenses and other assets	247,544	231,063
Deposit in escrow	150,274	150,258
Fixed assets, net	623,353	55,524
Total assets	**$ 23,156,487**	**$ 18,423,068**
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$ 2,229,723	$ 543,380
Accrued employee expenses	509,409	-
Deferred tax liability	158,166	123,171
Due to NRECA	-	763,245
Total liabilities	**2,897,298**	**1,429,796**
Commitments and contingencies	-	-
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	19,938,523	16,672,606
Total stockholder's equity	**20,259,189**	**16,993,272**
Total liabilities and stockholder's equity	**$ 23,156,487**	**$ 18,423,068**

See accompanying notes to consolidated financial statements.

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. In 2016 and 2015, RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Additionally, in conjunction with a change in subadvisor for the International Equity Fund, RE Advisers, pursuant to a contractual waiver, waived from the management fee due to it from the International Equity Fund the amount equal to the difference in the fee it would have paid the previous subadvisor and the fee it paid the temporary subadvisor beginning September 7th, 2015 through January 14, 2016. Pursuant to the expense limitation agreements and additional voluntarily waivers, $965,052 and $1,217,560 of management fees were waived from the Funds for the years ended December 31, 2016 and 2015, respectively. Additionally RE Advisers reimbursed $0 and $86,444 in fees for the Daily Income Fund in 2016 and 2015, respectively, which is included in other expenses in the consolidated statements of operations.

At December 31, 2016 and 2015, the Funds owed $2,176,097 and $1,998,097, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans), which became effective January 1st, 2016. The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the year ended December 31, 2016, management fees from the Plans were $3,484,124. Any receivables at December 31, 2016 are included in due from NRECA on the consolidated statements of financial condition.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2016 and 2015, RE Advisers' receivables from these companies were $103,654 and $53,238, respectively. Management fee income from these agreements was $215,302 and $212,853 for the years ended December 31, 2016 and 2015, respectively.

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1. At December 31, 2016, the Company had regulatory net capital of $5,539,611 and a regulatory net capital requirement of $182,609. The Company's ratio of aggregate indebtedness to regulatory net capital was .5 to 1 at December 31, 2016. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2016. At December 31, 2015, the Company had regulatory net capital of $13,700,615 and a regulatory net capital requirement of $87,108. The Company's ratio of aggregate indebtedness to regulatory net capital was .1 to 1 at December 31, 2015. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2015.

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 13,730
Plus cash balance of subsidiary	8,423,179
Less liabilities of subsidiary	(2,897,298)
Net capital per above	$ 5,539,611

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Pension Plan and Other Postretirement Benefits

Substantially all employees of RE Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA. Prior to January 1st, 2016, employees of RE Advisers were employees of the parent company, NRECA.

RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi-employer plan. In a multi-employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2016, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of RE Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statements of operations, for the year ended December 31, 2016, amounted to $554,420. In 2015 these

expenses were expenses of the parent company, NRECA. Contributions in 2016 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

401(k) Plan

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax. All employees of RE Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan. Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations. For 2016, RE Advisers made matching contributions up to 5% of each eligible participant's annual base salary. Additionally, RE Advisers contributed a special employer base contribution of $2,000 for 2016. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statements of operations for the year ended December 31, 2016, was $196,665. In 2015 these expenses were expenses of the parent company, NRECA.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, RE Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement. RE Advisers allows these retirees to participate in the NRECA Group Benefits Program upon retirement, but only if they pay 100% of the premium. The plan continues to be contributory, with retiree contribution levels based on years of service. The plan also contains other cost-sharing features, including deductibles and coinsurance. All Medicare-eligible participants were required to obtain their own medical, prescription drug and vision coverage, with no change in subsidy. In 2015 the liabilities and expenses related to post retirement benefits were included in the financial statements of the parent company, NRECA.

The following table sets forth the postretirement benefits obligation at December 31, 2016:

December 31,		2016
Postretirement benefit obligation, beginning of year	$	148,047
Service cost		10,622
Interest cost		4,667
Actuarial (gain) loss		(18,419)
Estimated benefit cost		(6,770)
Postretirement benefits obligation, end of year	$	138,147

Notes to Consolidated Financial Statements

The present value of the postretirement benefit obligation was as follows at December 31, 2016:

December 31,		2016
Accumulated postretirement benefit obligation (APBO):		
Active participants not yet eligible	$	44,778
Fully eligible active participants		58,250
Retirees, disabled, and dependents		35,119
Postretirement benefit obligation	**$**	**138,147**

RE Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2016.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statements of operations were as follows for the year ended December 31, 2016:

Years Ended December 31,		2016
Service cost	$	10,622
Interest cost		4,667
Net actuarial (gain) loss		(18,419)
Net periodic postretirement benefit cost and other postretirement benefit related changes	**$**	**(3,130)**

There were no payments made in 2016 for retiree health and life insurance.

The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating the net periodic benefit cost was 3.80% for 2016.

The RE Advisers's estimated future benefit payments to the postretirement benefit plan are as follows:

Years Ending December 31,

2017	$ 7,800
2018	9,800
2019	9,300
2020	12,700
2021	14,600
Thereafter	63,200

Other Plans

The RE Advisers established the Executive Benefit Restoration Plan in 2016. Under this plan, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date. The Executive Benefit Restoration Plan expense, which was included in personnel costs on the consolidated statements of operations for the year ended December 31, 2016 was $262,547. At December 31, 2016, the pro rata actuarial present value of the benefits amounted to $166,937, which was included in accrued employee expenses on the statement of financial condition.

8. Income Taxes

At December 31, 2016 and 2015, there was a deferred tax liability of $158,166 and $123,171, respectively, related to the tax effect of unrealized (losses) gains on investments in mutual funds.

For the years ended December 31, 2016 and 2015, the provision for income taxes consists of:

	2016	2015
Current tax expense	$ 2,226,413	$ 2,761,329
Deferred tax expense (benefit)	34,995	(22,500)
Provision for income taxes	$ 2,261,408	$ 2,738,829

The Company's effective tax rate for the years ended December 31, 2016 and 2015 was 38.8% and 39.49%, respectively. The provision for income taxes results in effective tax rates that differ from the federal statutory rates. The reconciliation of the Company's reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory tax rates to income was:

RE Investment Corporation and Subsidiary

Notes to Consolidated Financial Statements

December 31,	2016	2015
Federal income tax provision, at statutory rate	34.00%	34.00%
State tax provision, net of federal benefit	6.00%	6.23%
Non-deductible expenses and other	-1.20%	-0.74%
Effective income tax rate	38.80%	39.49%

9. Related Parties

At December 31, 2016 the Company's parent, NRECA, owed the Company $10,509,245, consisting of $12,037,985 owed from NRECA for consolidating investing activities and $1,528,740 owed to NRECA for monthly services as described in Note 1, and other monthly operating expenses. In 2016, the Company provided $12,000,000 to NRECA, to participate in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in commercial paper or short-term debt with staggered maturity dates. At December 31, 2015, the Company owed NRECA $763,245 for services and other monthly operating expenses.

Per the investment management or administrative agreements between RE Advisers and each Homestead Fund, RE Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. RE Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of RE Advisers. In exchange for these services, the Homestead Funds paid RE Advisers an investment management or administrative fee in 2016 and 2015 as explained in note 5.

The Company paid its parent a dividend of $300,000 in 2016 and did not pay any dividends in 2015.

10. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2016 and 2015:

December 31,	2016	2015
Assets	$ 23,017,305	$ 18,278,629
Stockholder's equity	$ 20,120,007	$ 16,848,833

As of December 31, 2016, the $20,120,007 of stockholder's equity and $2,897,298 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $5,525,881 and $177,609, respectively. As of December 31, 2015, the $16,848,833 of stockholder's equity and $1,429,769 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted

by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $13,686,885 and $82,108, respectively.

11. Subsequent Events

The Company evaluated subsequent events through February 24, 2017, which is the date the consolidated financial statements were issued.   There were no events noted that required adjustment to or disclosure in these consolidated financial statements.